UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (“Nam Tai” or the “Company”), a company incorporated under the laws of the British Virgin Islands (the “BVI”), is providing the following updates with respect to certain litigation in the People’s Republic of China (the “PRC”) and liquidity matters as of the date hereof.

Litigation Updates

PRC Litigation

Upon a public search, the Company has been made aware of a case lodged by No.3 Construction Company of China Construction First Group Corporation Ltd (“CCFGC”) against the Company’s onshore subsidiaries, Nam Tai Investment (Shenzhen) Co. Ltd. (“NTI”) and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), before the Shenzhen Guangming District Court in the PRC. The dispute arises from contracts for construction projects, and the amount in dispute is approximately RMB 67 million.

The Company’s former executive Wang Jiabiao (“Mr. Wang”), purportedly on behalf of NTI and Zastron, engaged a law firm to represent both NTI and Zastron in these proceedings. Without the consent of the Board, Mr. Wang entered into a purported settlement agreement between NTI, Zastron, and CCFGC. The case has been deemed closed.

The Company has learned that the purported settlement agreement states that a part of the debt (approximately RMB 10 million) is to be paid through the liquidation of certain properties owned by NTI and/or Zastron, and the remaining debt (approximately RMB 57 million) is to be enforced by the courts against NTI and/or Zastron.

Hong Kong Arbitration

The Hong Kong Arbitration, as previously described in the Company’s Form 6-K filed with the SEC on November 18, 2022, is scheduled to take place from January 4, 2023 to January 6, 2023.

Liquidity Updates

As of January 3, 2023, the Company had approximately USD $3.0 million of cash on hand, although it expects to make additional payments to certain providers in the short term. On December 13, 2022, the Company submitted funding requests to access the remaining USD $5 million of available borrowings under the unsecured delayed-draw term loans, evidenced by promissory notes dated January 11, 2022 (the “Notes”), with IAT Insurance Group, Inc. (“IAT”) and IsZo Capital LP (“IsZo”). IAT honored its commitment and provided $3.75 million of additional funding to the Company on December 21, 2022. To date, IsZo has failed to fund the $1.25 million of available borrowings remaining under its Note. The Company continues to evaluate all of its options with respect to IsZo’s commitment under the terms of its Note. There are certain restrictions on the use of borrowings under the Notes, as disclosed in the Company’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2022. Such amounts are not sufficient to pay the West Ridge Litigation liability or any potential liability under the Hong Kong Arbitration, each as previously described in the Company’s Form 6-K filed with the SEC on November 18, 2022, if either were to become due now. Further, although such liabilities may also be paid out of the monies held in an account with Credit Suisse (the “CS Account”) under certain limited circumstances, the amount in the CS Account may not be sufficient to pay the full amount of the liability under the Hong Kong Arbitration, or under the Hong Kong Arbitration and the litigation on a combined basis.

Because management and Board members of the Company lack access to the Company’s bank accounts and other liquid assets in the PRC, the Company is assessing its options if it is required to satisfy a judgment or award in any of its litigations or other legal proceedings, particularly the West Ridge Litigation or the Hong Kong Arbitration. Such options include, among other things, trying to access funds located in certain accounts that the Company currently cannot access, conducting equity or debt financings, or seeking court or administrative protection.

In addition to the costs and prospective obligations related to the legal proceedings, including legal and professional services fees, the Company will need additional sources of liquidity while it awaits a decision from the courts in the PRC regarding the Company’s control over all of its assets in the PRC. Therefore, the Company has formed a special committee of the Board to evaluate all strategic options, has begun exploring all available potential sources of additional capital and is evaluating whether to retain additional advisors to assist with these efforts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer